RHCA Securities, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash	$	6,461
Prepaid expenses		14,736
Total assets	$	21,197

LIABILITIES AND MEMBER'S EQUITY

Total liabilities	$	-
Member's equity		21,197
Total liabilities and member's equity	$	21,197

The accompanying notes are an integral part of these financial statements.